UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                      CAPITAL ENVIRONMENTAL RESOURCES INC.
                      ------------------------------------
                                (Name of Issuer)

                      Common Shares, No Par Value Per Share
                      -------------------------------------
                         (Title of Class of Securities)

                                   14008M104
                                   ---------
                                 (CUSIP Number)

                                Paul Belvin, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 16, 2003
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 23 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13D
CUSIP No. 14008M104                                           Page 2 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  WESTBURY (BERMUDA) LTD.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  BERMUDA

                            7             Sole Voting Power
Number of                                      19,008,355
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     19,008,355
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  19,008,355

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)
                  27.12%

14       Type of Reporting Person (See Instructions)
                  CO

                                  SCHEDULE 13D
CUSIP No. 14008M104                                           Page 3 of 23 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  WESTBURY TRUST

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  BERMUDA

                            7             Sole Voting Power
Number of                                      19,008,355
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     19,008,355
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  19,008,355

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)
                  27.12%

14       Type of Reporting Person (See Instructions)
                  OO

                                                              Page 4 of 23 Pages


                  This Statement on Schedule 13D relates to common shares, no par value per share (the "Shares"), of Capital Environmental Resource Inc. (the "Issuer"). This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report the recent acquisition of Shares, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Item 1.           Security and Issuer.

                  This Statement relates to the Shares. The address of the principal executive office of the Issuer is 1005 Skyview Drive, Burlington, Ontario, Canada L7P 5B1.


Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)  Westbury (Bermuda) Ltd. ("Westbury"); and

                  ii) Westbury Trust ("Westbury Trust").

                  This Statement relates to the Shares and other securities held for the account of Westbury.

                              The Reporting Persons

                  Westbury is a Bermuda corporation and its principal offices are located at Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, HMEX Bermuda. The principal business of Westbury is investment in securities. Current information concerning the identity and background of the directors and officers of Westbury is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  Westbury Trust is a Bermuda Trust and its principal offices are located at Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, HMEX Bermuda. Westbury Trust is the sole stockholder of Westbury and the principal business of Westbury Trust is the direction of the corporate activities of Westbury. Current information concerning the identity and background of the trustees of Westbury Trust is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  At a meeting of the Issuer's stockholders on December 16, 2003, the stockholders approved the conversion of all of the Issuer's Series 1 Preferred Shares ("Series 1 Shares") into Shares on a 1-for-1 basis. As a result, Westbury acquired 14,916,667 Shares upon the conversion of the 14,916,667 Series 1 Shares previously held for its account.

                                                              Page 5 of 23 Pages

Item 4.           Purpose of Transaction.

                  All of the Shares reported herein as having been acquired or disposed of were acquired or disposed of for investment purposes. Except as set forth below and in Item 6, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer.

                  Based upon information provided to the Reporting Persons by the Issuer, the total number of Shares outstanding was 67,738,828 as of December 23, 2003.

                  (a) Each of Westbury and Westbury Trust may be deemed the beneficial owner of 19,008,355 Shares (approximately 27.12% of the total number of Shares outstanding assuming the exercise of certain warrants held for the account of Westbury). This number consists of (1) 16,650,022 Shares held for the account of Westbury and (2) 2,358,333 Shares issuable upon the exercise of certain warrants held for the account of Westbury.

                  (b) Each of Westbury and Westbury Trust may be deemed to have sole power to direct the voting and disposition of the 19,008,355 Shares held for the account of Westbury.

                  (c) Except for the transactions set forth in Annex B hereto, there have been no transactions effected with respect to the Shares since October 30, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) The shareholders of Westbury, including Westbury Trust, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares and other securities held for the account of Westbury in accordance with their ownership interests in Westbury.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Issuer has entered into a Registration Rights Agreement, dated on or about September 8, 2003, with the holders of the Series 1 Shares and warrants, including Westbury (the "Registration Rights Agreement") (a copy of which is attached hereto as Exhibit B, and is incorporated by reference herein in response to this Item 6). Pursuant to the Registration Rights Agreement, upon demand of the Issuer's stockholders and holders of the Issuer's securities, the Issuer has agreed to use its best efforts to register the Shares issuable upon the conversion of the Series 1 Shares and the Shares issuable upon conversion of certain warrants under Section 12 of the Securities Exchange Act of 1934, as amended (the "Act").

                  On  December  11,  2003,   the  Issuer  filed  a  registration
statement on Form F-3 (SEC File No. 333-111085) (the  "Registration  Statement")

                                                              Page 6 of 23 Pages

to register certain Shares held by certain of its stockholders, including Westbury. Pursuant to the Registration Statement, 16,641,100 Shares and 2,358,333 Shares issued upon the exercise of certain warrants held for the account of Westbury were registered for resale under Section 12 of the Act.

                  The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms of such Agreement which is incorporated herein by reference.

                  Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.           Material to Filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                              Page 7 of 23 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:    December 29, 2003                         WESTBURY TRUST


                                                   By:/s/ Robert W. Martyn
                                                      --------------------------
                                                   Name:  Robert W. Martyn
                                                   Title: Trustee

Date:    December 29, 2003                         WESTBURY (BERMUDA) LTD.


                                                   By:/s/ Robert W. Martyn
                                                      --------------------------
                                                   Name:  Robert W. Martyn
                                                   Title: President

                                                              Page 8 of 23 Pages

                                     ANNEX A

                           Trustees of Westbury Trust


Name/Citizenship       Principal Occupation              Business Address
----------------       --------------------              ----------------

Robert W. Martyn       President of Westbury (Bermuda)   Victoria Hall
(Canada)               Ltd.                              11 Victoria Street
                                                         P.O. Box HM 1065
                                                         Hamilton, HMEX Bermuda

Rick L. Burdick        Attorney                          1333 New Hampshire
(United States)                                          Avenue, N.W.
                                                         Washington, D.C. 20036

Gary DeGroote          Director of Westbury (Bermuda)    c/o GWD Management Inc.
(Canada)               Ltd.                              1455 Lakeshore Road
                                                         Suite 201N
                                                         Burlington, Ontario
                                                         Canada L7S 2JI


                Directors and Officers of Westbury (Bermuda) Ltd.

Name/Title/
Citizenship            Principal Occupation              Business Address

Robert W. Martyn       President of Westbury (Bermuda)   Victoria Hall
President              Ltd.                              11 Victoria Street
(Canada)                                                 P.O. Box HM 1065
                                                         Hamilton, HMEX Bermuda

James A. Watt          Vice President and Director       Victoria Hall
Vice President and     of Westbury (Bermuda) Ltd.        11 Victoria Street
Director                                                 P.O. Box HM 1065
(Canada)                                                 Hamilton, HMEX Bermuda

Bettina Trott          Secretary of Westbury (Bermuda)   Victoria Hall
Secretary              Ltd.                              11 Victoria Street
(Bermuda)                                                P.O. Box HM 1065
                                                         Hamilton, HMEX Bermuda

         Except as otherwise set forth herein, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Shares. /1/

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares. /1/

-------------------------------------------
/1/  Mr. Martyn  holds  for  his  personal  account  warrants to acquire 500,000
     Shares.

                                                              Page 9 of 23 Pages

                                     ANNEX B

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                      CAPITAL ENVIRONMENTAL RESOURCES INC.



                          Date of             Nature of    Number of
For the Account of        Transaction         Transaction  Securities      Price
------------------        -----------         -----------  ----------      -----

Westbury (Bermuda) Ltd.   November 25, 2003   Purchase     1,674,497         /2/

Westbury (Bermuda) Ltd.   November 25, 2003   Purchase     8,666,667
                                                           Series 1
                                                           Preferred
                                                           Shares            /2/

Westbury (Bermuda) Ltd.   November 25, 2003   Purchase     1,233,333
                                                           Warrants          /2/







--------------------------------------------
/2/ On November 25, 2003, Westbury (Bermuda) Ltd. purchased 1,674,497 restricted shares of the Issuer's common shares, no par value ("Shares"), 8,666,667 shares of the Issuer's Series 1 Preference Shares and 1,233,333 warrants to purchase Shares from Mr. Michael G. DeGroote in a private transaction. The total purchase price paid was $72,000,000.

                                                             Page 10 of 23 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
A.       Joint Filing Agreement, dated as of December 29,
         2003, by and among Westbury Trust and Westbury
         (Bermuda) Ltd..........................................              11

B.       Form of the Registration Rights Agreement,  dated
         on or about September 8, 2003 by and among  Capital
         Environmental   Resources,   Inc.  and  the  parties
         identified therein.....................................              12

                                                             Page 11 of 23 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the statement on Schedule 13D with respect to the Shares of Capital Environmental Resources Inc., dated as of December 29, 2003, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:    December 29, 2003                         WESTBURY TRUST


                                                   By:/s/ Robert W. Martyn
                                                      --------------------------
                                                   Name:  Robert W. Martyn
                                                   Title: Trustee

Date:    December 29, 2003                         WESTBURY (BERMUDA) LTD.


                                                   By:/s/ Robert W. Martyn
                                                      --------------------------
                                                   Name:  Robert W. Martyn
                                                   Title: President

                                                             Page 12 of 23 Pages



                                    EXHIBIT B

                          REGISTRATION RIGHTS AGREEMENT


          This REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made as of September ___, 2003 by and among Capital Environmental Resource Inc., a corporation incorporated under the laws of the Province of Ontario (the "Company"), and the parties identified as Investors on Schedule A hereto (each individually an "Investor" and collectively the "Investors").

          WHEREAS, the Company and the Investors have entered into that certain Series 1 Preferred Subscription Agreement, dated as of the date hereof (the "Series 1 Preferred Subscription Agreement"), pursuant to which the Company is issuing and selling to the Investors (i) up to an aggregate of $28,000,000 of the Company's Series 1 Preferred Shares and (ii) warrants to purchase common shares of the Company ("Warrants");

          WHEREAS, the execution and delivery of this Agreement is a condition to the closing of the Series 1 Preferred Subscription Agreement.

          NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

          Definitions. For purposes of this Agreement:

          (a) "Common Shares" means the common shares of the Company.

          (b) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

          (c) "Holder" means any Person owning or having the right to acquire Registrable Securities, or any assignee thereof in accordance with Section 11 hereof.

          (d) "Initiating Holders" means the Holder(s) initiating a registration request under Section 2(a) hereof.

          (e) "Investor Request" means a request from Holders that in the aggregate beneficially own at least twenty-five percent (25%) of the Registrable Securities outstanding as of the date of such request that the Company file a registration statement under the Securities Act with respect to the Registrable Securities.

          (f) "majority in interest of the Initiating Holders" means Initiating Holders holding a majority of the Registrable Securities held by all Initiating Holders.

          (g) "Person" means any individual, partnership, limited liability company, joint venture, corporation, association, trust or any other entity or organization.

                                                             Page 13 of 23 Pages

          (h) "Preferred Shares" means Series 1 Preferred Shares of the Company owned by an Investor or any assignee thereof in accordance with Section 11 hereof.

          (i) "Register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

          (j) "Registrable Securities" means (1) any Common Shares directly or indirectly issuable or issued upon conversion of the Preferred Shares, (2) any Common Shares issuable upon exercise of the Warrants and (3) any Common Shares issued to the Investor (or any assignee thereof in accordance with Section 11) as (or issuable upon conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such Common Shares; provided, however, that any Registrable Securities sold by an Investor in a transaction in which such Investor's rights under this Agreement are not assigned pursuant to Section 11 below shall cease to be Registrable Securities from and after the time of such sale. In addition, any Common Shares shall cease to be Registrable Securities from and after such time as they are sold to the public in a registered public offering or pursuant to Rule 144 under the Securities Act.

          (k) "SEC" means the United States Securities and Exchange Commission.

          (l) "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

          (m) "Violation" means any of the following statements, omissions or violations: (i) any untrue statement or alleged untrue statement of a material fact contained in a registration statement filed pursuant to this Agreement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto or any documents filed under state securities or "blue sky" laws in connection therewith, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

          2. Request for Registration.

          (a) If the Company shall receive a written Investor Request after December 12, 2003, then the Company shall, within ten (10) days of the receipt thereof, give written notice of such request to all Holders and, subject to the limitations of Section 2(c) below, file (as expeditiously as practicable, and in any event within sixty (60) days after the receipt of such request) and use its best efforts to have declared effective a registration statement under the Securities Act on any applicable form as the Initiating Holders may reasonably request (which may include a "shelf" registration statement for use in connection with a delayed or continuous offering under Rule 415 promulgated under the Securities Act, provided that the Company, at its option, may use a Form S-3 or F-3 for such purpose so long as it is eligible to use such a form) with respect to all Registrable Securities which the Holders request to be registered by the giving of notice to the Company within thirty (30) days after the mailing of the Company's notice referred to above, each such notice to be given in accordance with 18 below.

          (b) If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so

                                                             Page 14 of 23 Pages

advise the Company as a part of their request made pursuant to this Section 2 and the Company shall include such information in the written notice referred to in Section 2(a). In the event of an underwritten offering, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 4(e)) enter into an underwriting agreement in customary form with the underwriter or underwriters so selected for such underwriting by a majority in interest of the Initiating Holders; provided, however, that no Holder shall be required to make any representations, warranties or indemnities except as they relate to such Holder's ownership of shares and authority to enter into the underwriting agreement and to such Holder's intended method of distribution, and the liability of such Holder (whether by indemnification, contribution or otherwise) shall be limited to an amount equal to the net proceeds from the offering received by such Holder. Notwithstanding any other provision of this Section 2, if the underwriter advises the Initiating Holders that marketing factors require a limitation of the number of shares to be underwritten, then the Initiating Holders shall so advise the Company and the Company shall so advise all Holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares that may be included in the underwriting shall be allocated as follows: (i) first, among the Holders of Registrable Securities that have elected to participate in such underwritten offering, in proportion (as nearly as practicable) to the amount of Registrable Securities requested by such Holders to be included in such offering in accordance with Section 2(a) until such Holders have included in the underwriting all shares requested by such Holders to be included, and (ii) second, among any other holders of Common Shares who have exercised any piggyback registration rights with respect to such registration.

          (c)  The  Company   shall  be   obligated  to  effect  only  four  (4)
registrations pursuant to an Investor Request under this Section 2; provided, however, that the Company shall not be obligated to effect more than one (1) registration pursuant to this Section 2 in any six (6) month period. The Company shall be obligated to cause any registration required to be effected pursuant to this Section 2(c) to become and remain effective throughout the proposed plan of distribution or for a period of six months, whichever is shorter. The Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to this Section 2 if the registration request is subsequently withdrawn at the request of a majority in interest of the Initiating Holders (in which case all Initiating Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were requested to be registered in the withdrawn registration by the Initiating Holders); provided, however, that if at the time of such withdrawal, the Initiating Holders have learned of a material adverse change in the condition, business, or prospects of the Company different from that known to the Initiating Holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the Company shall pay all such expenses, the Initiating Holders shall not be required to pay any of such expenses, and the Initiating Holders shall retain their rights pursuant to this
Section 2.

          (d) Notwithstanding the foregoing, if the Company shall furnish to the Initiating Holders a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be detrimental to the Company and its stockholders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, the Company shall have the right to defer such filing for up to sixty (60) days after receipt of

                                                             Page 15 of 23 Pages

the request of the Initiating Holders; provided, however, that the Company may not utilize this right for more than an aggregate of one hundred twenty (120) days in any twelve (12) month period; provided, further, that if at the time of any Investor Request for a registration pursuant to this Section 2, the Company has fixed plans (following a resolution of the Board of Directors of the Company so authorizing) to file within sixty (60) days after such request a registration statement covering the sale of any of its securities in a public offering under the Securities Act, no registration shall be required to be initiated pursuant to this Section 2 until one hundred twenty (120) days after the effective date of such Company registration unless the Company is no longer proceeding diligently to effect such registration and so long as the Company shall provide the Holders with the right to participate in such public offering pursuant to, and subject to, Section 3.

          (e) Upon the request of a majority of the Initiating Holders for the termination of a registration, the Company shall terminate such registration and such registration shall not be considered one of the four (4) registrations required under Section 2(c); provided, that the Initiating Holders pay the expenses of such registration in accordance with Section 2(c) unless excused from doing so under the proviso set forth in Section 2(c).

          3. Company Registration.

          (a) If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than Holders of Registrable Securities) any of its Common Shares under the Securities Act in connection with the public offering of such Common Shares for cash (other than a registration on Form S-8 (or similar or successor form) relating to the sale of securities to participants in a Company stock plan or to other compensatory arrangements to the extent includable on Form S-8 (or similar or successor form), or a registration on Form F-4 or Form S-4 (or similar or successor form)), the Company shall, at such time and in any event at least twenty (20) days prior to the first filing of the registration statement, promptly give each Holder written notice of such registration. Upon the written request of any Holder given within twenty (20) days after mailing of such notice by the Company in accordance with Section 18, the Company shall use its best efforts to cause to be registered under the Securities Act all of the Registrable Securities that each such Holder has requested to be registered, subject to the provisions of Section 8 hereof. The Company shall have no obligation under this Section 3 to make any offering of its securities, or to complete an offering of its securities that it proposes to make.

          (b) If (but without any obligation to do so) the Company proposes to file a prospectus or otherwise qualify (including for this purpose a filing or qualification effected by the Company for stockholders other than Holders of Registrable Securities) any of its Common Shares for offering to the public in any province of Canada, then any Holder who would have a registration right in accordance with Section 3(a) if those provisions were to become operative shall have rights similar to those granted in Section 3(a) hereof in respect of any prospectus filed by the Company with the securities regulatory authorities of one or more provinces or territories of Canada in connection with the qualification by prospectus of any of the Company's securities for distribution to the public in any such Canadian jurisdictions, with any adjustments as may be necessary to achieve the results intended by Section 3(a) hereof and all related provisions of this Agreement in the context of a sale of Registrable Securities in Canada made in compliance with applicable Canadian securities laws; it being understood that the Company shall comply with the provisions of Section 4 and the other provisions hereof in connection with such offering, adjusted as necessary in the context of a sale of Registrable Securities in any province or territory of Canada made in compliance with applicable Canadian securities laws.

                                                             Page 16 of 23 Pages

          4. Obligations of the Company. Whenever required under this Agreement to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

          (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective promptly, and, upon the request of the Holders of a majority of the Registrable Securities being registered thereunder, keep such registration statement effective for up to six (6) months or until the Holders have completed the distribution referred to in such registration statement, whichever occurs first (but in any event for at least any period required under the Securities Act); provided that before filing such registration statement or any amendments thereto, the Company will furnish to the Holders copies of all such registration statements or amendments thereto proposed to be filed.

          (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

          (c) Furnish to the Holders such number of copies of such registration statement and of each amendment and supplement thereto (in each case without exhibits unless requested by such Holders), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as any of the Holders may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

          (d) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or "blue sky" laws of such states or jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto (i) to qualify to do business in any state or jurisdiction where it would not otherwise be required to qualify but for the requirements of this clause (d), or (ii) to file a general consent to service of process in any such state or jurisdiction.

          (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering.

          (f) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

          (g) Notify each Holder of Registrable Securities covered by such registration statement and such Holder's underwriters, if any, and confirm such advice in writing: (i) when the registration statement has become effective,
(ii) when any post-effective amendment to the registration statement becomes effective and (iii) of any request by the SEC for any amendment or supplement to the registration statement or prospectus or for additional information.

          (h) Notify each Holder of Registrable Securities if at any time the SEC should institute or threaten to institute any proceedings for the purpose of

                                                             Page 17 of 23 Pages

issuing, or should issue, a stop order suspending the effectiveness of the Registration Statement. Upon the occurrence of any of the events mentioned in the preceding sentence, the Company will use its reasonable best efforts to prevent the issuance of any such stop order or to obtain the withdrawal thereof as soon as possible. The Company will advise each Holder of Registrable Securities promptly of any order or communication of any public board or body addressed to the Company suspending or threatening to suspend the qualification of any Registrable Securities for sale in any jurisdiction.

          (i) in the case of an offering that is an underwritten public offering, (x) cause to be delivered an opinion of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the Holders and the underwriters, and (y) cause to be delivered, on the date that the registration statement with respect to such securities becomes effective, a "comfort" letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to the underwriters, addressed to the underwriters, and, a reaffirmation of such letter on the date that such Registrable Securities are delivered to the underwriters for sale.

          (j) As soon as practicable after the effective date of the registration statement, and in any event within sixteen (16) months thereafter, have "made generally available to its security holders" (within the meaning of Rule 158 under the Securities Act) an earnings statement (which need not be audited) covering a period of at least twelve (12) months beginning after the effective date of the registration statement and otherwise complying with
Section 11(a) of the Securities Act.

          (k) List the Registrable  Securities which are registered  pursuant to
Section 2 or Section 3 on each national securities exchange or automated quotation system upon which the shares to be registered are traded.

          5. Amendments, Supplements to Prospectus. Immediately upon receipt of a notice referred to in Section 4(f) hereof, each Holder agrees to (i) cease making sales of securities pursuant to any then effective registration statement or any prospectus contained therein until it has received from the Company an amendment or supplement to the registration statement or prospectus and (ii) to promptly deliver to the Company any copies of the registration statement or such prospectus then in its possession.

          6. Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement with respect to the Registrable Securities of any selling Holder that such Holder shall promptly furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder's Registrable Securities.

          7. Expenses of Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including (without limitation) all registration, filing and qualification fees, printers' fees, fees and expenses of counsel and accountants for the Company and the reasonable fees and disbursements of one firm of counsel for the selling Holders, shall be borne by the Company, even if such registrations, filings, or qualifications do not become effective, subject to Section 2(c).

          8. Underwriting Requirements. In connection with any underwritten offering initiated by the Company or any stockholder other than a Holder of Registrable Securities, the Company shall not be required under Section 3 to include any Holder's securities in such underwriting unless such Holder accepts the terms of the underwriting as agreed upon between the Company or such stockholder and the underwriters selected by the Company or such stockholder; provided, however, that no Holder participating in such underwriting shall be

                                                             Page 18 of 23 Pages

required to make any representations, warranties or indemnities except as they relate to such Holder's ownership of shares and authority to enter into the underwriting agreement and to such Holder's intended method of distribution, and the liability of such Holder (whether by indemnification, contribution or otherwise) shall be limited to an amount equal to the net proceeds from the offering received by such Holder. If a Holder complies with the requirements set forth in Section 3 and this Section 8, then such Holder shall have the right to be included in any underwritten offering by the Company, whether initiated by the Company or any stockholder other than a Holder of Registrable Securities, subject to the limitations set forth below in this Section 8. If the total number of securities, including Registrable Securities, requested by stockholders to be included in any such offering exceeds the largest number of securities that the underwriters reasonably believe can be sold without having an adverse effect on such offering, then the Company shall so notify all Holders of Registrable Securities seeking to participate in such offering. The Company shall be required to include in such offering only that number of such securities, including Registrable Securities, which the underwriters believe will not have an adverse effect on such offering. The securities included in such offering shall be allocated as follows: (i) first, the securities that the Company or any stockholders initiating the offering propose to sell, (ii) second, if any, other securities required to be registered pursuant to agreements which by their terms state that the signatories thereof have priority in the event of such cutbacks over the piggyback rights granted in Section 3 hereof, (iii) third, among all Holders of Registrable Securities that have elected to participate in such underwritten offering, and other holders of Common Shares who are signatories to agreements which, by their terms, give such other holders priority in the event of such cutbacks equal to the piggyback rights granted in Section 3 hereof, in proportion (as nearly as practicable) to the amount of Registrable Securities and Common Shares, respectively, owned by such holders until such holders have included in the underwriting all shares requested by such holders to be included, and (iv) thereafter among any other holders of Common Shares who have exercised their piggyback registration rights, if permitted hereunder, with respect to such registration.

          9. Indemnification. In the event any Registrable Securities are included in a registration statement under this Agreement:

          (a) The Company will indemnify and hold harmless each Holder, its heirs, personal representatives and assigns, each of such Holder's officers, directors, partners, employees and affiliates, any underwriter (as defined in the Securities Act) for such Holder and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal, state, Canadian, or provincial securities law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon a Violation; and the Company will pay to each such indemnified party, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case to a particular indemnified party for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such indemnified party.

          (b) Each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers, each Person, if any, who controls the Company within the meaning of the Securities Act, any underwriter, any other Holder (and any affiliate thereof) selling securities in such registration statement and any controlling Person of any such underwriter or other Holder, against any losses, claims, damages or liabilities (joint or several) to which

                                                             Page 19 of 23 Pages

any of the foregoing Persons may become subject, under the Securities Act, the Exchange Act or other federal, state, Canadian, or provincial securities law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will pay, as incurred, any legal or other expenses reasonably incurred by any Person intended to be indemnified pursuant to this Section 9(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided, further, that in no event shall the liability of any Holder under this Section 9(b) or otherwise in connection with the offering exceed the net proceeds from the offering received by such Holder.

          (c) Promptly after receipt by an indemnified party under this Section 9 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel (but no more than one separate counsel, plus any required local counsel, with respect to all indemnified parties) with the fees and expenses to be paid by the indemnifying party, if in the reasonable opinion of counsel to an indemnified party, representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflicts of interests between, or different defenses available to, such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the indemnified party under this Section 9 except if, and only to the extent that, the indemnifying party is actually prejudiced thereby.

          (d) The obligations of the Company and Holders under this Section 9 shall survive the completion of any offering of Registrable Securities in a registration statement under this Agreement.

          (e) Any indemnity agreements contained herein shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract and shall remain operative and in full force and effect regardless of any investigation made or omitted by or on behalf of any indemnified party.

          (f) If for any reason the foregoing indemnity is unavailable, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities or expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other or (ii) if the allocation provided by clause (i) above is not permitted by applicable law or provides a lesser sum to the indemnified party than the amount hereinafter calculated, then, in lieu of indemnifying such indemnified party, the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect not only the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other but also the relative fault of the indemnifying party and the indemnified party as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to

                                                             Page 20 of 23 Pages

information supplied by or on behalf of the indemnifying party or the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary in this Section 9, no Holder shall be required, pursuant to this Section 9 or otherwise in connection with the offering, to contribute any amount in excess of the net proceeds received by such indemnifying party from the sale of Common Shares in the offering to which the losses, claims, damages, liabilities or expenses of the indemnified party relate.

          10. Reports Under the Exchange Act. With a view to making available to the Holders the benefits of Rule 144 under the Securities Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration, the Company agrees to:

          (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

          (b) remain registered under the Exchange Act and file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

          (c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration.

          11. Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Agreement may be assigned in whole or in part to any Person acquiring Registrable Securities from a Holder in compliance with the applicable provisions of any relevant agreement between such Holder and the Company, provided that such transferee or assignee delivers to the Company a written instrument by which such transferee or assignee agrees to be bound by the obligations imposed on Holders under this Agreement to the same extent as if such transferee or assignee was a party hereto.

          12. Amendment; Waiver. Any provision of this Agreement may be amended only with the written consent of the Company and Holders holding a majority of the Registrable Securities. The observance of any provision of this Agreement by the Company may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of Holders holding a majority of the Registrable Securities. The observance of any provision of this Agreement by any Holder may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section 12 shall be binding upon each Holder of Registrable Securities at the time outstanding, each future Holder of all such securities, and the Company.

          13. Changes in Registrable Securities. If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights and privileges granted hereby shall continue with

                                                             Page 21 of 23 Pages

respect to the Registrable Securities as so changed. Without limiting the generality of the foregoing, (i) the Company will require any successor by merger or consolidation to assume and agree to be bound by the terms of this Agreement, as a condition to any such merger or consolidation and (ii) upon the closing of any restructuring or reorganization transaction in which the Company becomes a subsidiary of a company incorporated under the laws of the state of Delaware whose shares of common stock are registered under Section 12(g) of the Exchange Act and traded on a national securities exchange or automated quotation system ("US Newco") and in which all Common Shares become converted or convertible into shares of common stock of US Newco (the "US Migration"), all references in this Agreement to Common Shares shall be deemed to refer to the shares of common stock of US Newco into which the common shares of the Company have been converted or are convertible and all references to the Company shall be deemed to refer to US Newco.

          14. Other Agreements; Priority. The Company has granted rights to shareholders to request or require the Company to register certain securities issued by the Company, including (i) the rights granted to certain Persons pursuant to the Registration Rights Agreement, dated as of September 7, 2001, by and between the Company and the investors named therein, (ii) the rights granted to certain Persons pursuant to the Registration Rights Agreement, dated as of February 6, 2002, by and between the Company and the investors named therein,
(iii) the rights granted to certain persons pursuant to the Registration Rights Agreement dated as of May 6, 2003, by and between the Company and the investors named therein, (iv) the rights granted to certain persons pursuant to the Amended and Restated Registration Rights Agreement dated as of July 8, 2003, by and between the Company and the investors named therein and (v) the rights granted to the Holders herein. The piggyback registration rights granted hereunder pursuant to Section 3 shall be subordinate in right to the piggyback registration rights set forth in the agreements referenced in phrases (i), (ii) and (iii) above, shall be pari passu in right to the piggyback registration rights set forth in the agreement referenced in phrase (iv) and may be subordinate to piggyback registration rights granted to other parties in the future.

          15. Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

          16. Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered into and to be performed entirely within Delaware.

          17. Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns (as provided in Section 11), heirs, executors and administrators of the parties hereto.

          18. Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon receipt by the party to be notified (including by telecopier, receipt confirmed) or three (3) days after being sent by registered or certified mail, postage prepaid and addressed to the party to be notified (a) if to a party other than the Company, at such party's address set forth at the end of this Agreement or at such other address as such party shall have furnished to the Company in writing, or (b) if to the Company, at its address set forth at the end of this Agreement, or at such other address as the Company shall have furnished to the parties in writing.

          19. Severability. Any invalidity, illegality or limitation on the enforceability of this Agreement or any part hereof, by any party whether

                                                             Page 22 of 23 Pages

arising by reason of the law of the respective party's domicile or otherwise, shall in no way affect or impair the validity, legality or enforceability of this Agreement with respect to other parties. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          20. Titles and Sub-titles. The titles and sub-titles of the Sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

          21. Delays or Omissions; Remedies Cumulative. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the parties, upon any breach or default of another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by a party of any breach or default under this Agreement, or any waiver by a party of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Agreement, or by law or otherwise afforded to a party, shall be cumulative and not alternative.

          22. Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile), each of which shall be deemed an original, but all of which together shall constitute one instrument.

                                                             Page 23 of 23 Pages

          IN WITNESS WHEREOF, the undersigned have executed this Registration Rights Agreement as of the date first above written.

                                CAPITAL ENVIRONMENTAL RESOURCE INC.


                                By:
                                   -------------------------------------
                                   Name:
                                   Title:



                                INVESTOR



                                ----------------------------------------
                                 Name:
                                 Title (if applicable):

                                 Address: